CONFIRMING STATEMENT

This Statement confirms that the undersigned, Michael Sileck, has authorized and designated Charles F. McCoy to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Unifi, Inc.  The authority of Charles F. McCoy under this Confirming Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in the securities of Unifi, Inc., unless earlier revoked in writing.  The undersigned acknowledges that Charles F. McCoy is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities and Exchange Act of 1934.

Dated:  5/28/2009                                            /s/ MICHAEL SILECK